March 23, 2005



via facsimile and U.S. mail



Mr. Donald L. Perks
President and Director
Secureview Systems Inc.
1533 Balfour Avenue
Vancouver, British Columbia
CANADA  V6J 2V1

      Re:  	Secureview Systems Inc.
		Form 20-F filed October 12, 2004
      File No. 0-30520



Dear Mr. Perks:

	This is to advise you that a preliminary review of the above annual report indicates that it fails in certain material respects to comply with the requirements of the Form 20-F.  Consequently, the
Form 20-F is an incomplete filing.   We note the following:

Form 20-F for the Year Ended March 31 2004

Item 15 - Controls and Procedures, page 29

		Item A - Evaluation of Disclosure Controls and
Procedures

1. We note that your evaluation of the effectiveness of your controls and procedures occurred as of a date within 90 days before the filing of this Annual Report. This evaluation is required to be made as of the end of the period covered by the report, as discussed in the instructions for Item 15. Please amend your filing to provide the required wording.


Item 19 - Exhibits, page 31

	(A) - Financial Statements

2. We note the Independent Auditors` Report for the year ended
March
31, 2004 refers to the financial statements as being in conformity with accounting principles generally accepted in the United States of
America. This is not consistent with your financial statements which say they are prepared under Canadian GAAP. Please include an audit opinion that opines on your financial statements in conformity with accounting principles generally accepted in Canada.

(B) - Exhibits (a) and (b) - Certifications

3. We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238.
Please provide the correctly worded certifications in an amended filing.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies in the annual report filed on Form 20-F.
Until such time, we will not perform a detailed examination of your periodic reports.

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      You may contact Gary Newberry, staff accountant, at (202)
824-
5567 or Jill Davis, Branch Chief, at (202) 942-1996 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code:
20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director





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Secureview Systems Inc.
March 23, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE